**SECOND AMENDMENT TO THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF LAKE ROAD GENERATING COMPANY, LLC**

This Second Amendment to the Amended and Restated Limited Liability Company Operating Agreement (this "Amendment") of Lake Road Generating Company, LLC, a Delaware limited liability company (the "Company"), is entered into effective as of December 30, 2015 (the "Effective Date"), by EquiPower Resources Corp., a Delaware corporation ("EquiPower"), in its capacity as the sole member of the Company.

WHEREAS, the Company entered into that certain Amended and Restated Limited Liability Company Operating Agreement dated December 30, 2015, as amended (the "LLC Agreement");

WHEREAS, immediately prior to the Second Distribution (as defined below), Dynegy Resources Holdco I, LLC, a Delaware limited liability company and wholly-owned subsidiary of EquiPower ("Dynegy Holdco"), was the sole member of the Company;

WHEREAS, pursuant to the Second Distribution, as defined in that certain Distribution Agreement, dated as of the date hereof, by and among EquiPower, Dynegy Holdco, and Dynegy Resources Generating Holdco, LLC, a Delaware limited liability company, Dynegy Holdco distributed all of the issued and outstanding membership interests of the Company to EquiPower; and

WHEREAS, following the Second Distribution, EquiPower is the sole member of the Company and in such capacity desires to amend the LLC Agreement to reflect the current ownership of the Company.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, EquiPower, as the sole member of the Company, agrees as follows:

1. Amendment. The LLC Agreement shall be amended effective as of the Effective Date in the manner provided in this Section 1.

(a) Each reference to "Dynegy Resources Holdco I, LLC, a Delaware limited liability company" in the LLC Agreement is hereby deleted in its entirety and replaced with "EquiPower Resources Corp., a Delaware corporation".

(b) Schedule B is hereby replaced with the Schedule B attached hereto.

2. Miscellaneous.

(a) Ratification and Confirmation. Except as expressly amended by this Amendment, all other terms and provisions of the LLC Agreement shall remain in full force and effect.

(b) Governing Law. This Amendment shall be construed in accordance with, and governed by, the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(c) Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not have any significance in the interpretation of this Amendment.

(d) Entire Agreement. This Amendment and the documents referred to herein set forth the entire understanding and agreement of the parties hereto regarding the subject matter hereof and supersede and replace all prior and contemporaneous oral and written agreements of the parties hereto with respect to the subject matter hereof.

**[*Signature Page Follows*]**

This Amendment was adopted effective as of the Effective Date first written above.

**EQUIPOWER RESOURCES CORP.**

By: ______________________________
Name: Heidi D. Lewis
Title: Vice President, Group General Counsel and Assistant Secretary

**Schedule B**

**Member**

| Name | Mailing Address |
|---|---|
| EquiPower Resources Corp. | 601 Travis Street, Suite 1400<br>Houston, Texas 77002 |